Exhibit 4.7

THIRD AMENDMENT TO THE

TUCSON ELECTRIC POWER COMPANY

401(k) PLAN

Tucson Electric Power Company (the “Company”) maintains the Tucson Electric Power Company 401(k) Plan (the “Plan”).  The Plan was most recently amended and restated in its entirety effective as of January 1, 2015.  The Plan was subsequently amended on two separate occasions.  By this instrument, the Company intends to amend the Plan as set forth below.

1.                                      Except as set forth below, this Third Amendment shall be effective as of July 1, 2019.

2.                                      This Third Amendment amends only the provisions of the Plan as set forth herein, and those provisions not expressly amended by this Third Amendment shall continue in full force and effect.  Notwithstanding the foregoing, this Third Amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions and the intent of this Third Amendment.

3.                                      Section 1.2(a) (Definitions — “Account” or “Accounts”) of the Plan is hereby amended and restated in its entirety to read as follows:

(a)                                 “Account” or “Accounts” shall mean a Participant’s Before-Tax Compensation Deferral Contributions Account, Roth Compensation Deferral Contributions Account, Company Matching Contributions Account, Rollover Account and any other accounts maintained on behalf of the Participant pursuant to Section 4.1 (Establishment of Accounts).

4.                                      Section 2.2(b)(2) (Eligible Automatic Contribution Arrangement — Uniformity Requirement) of the Plan is hereby amended and restated in its entirety to read as follows:

(2)                                 Default Compensation Deferral Contributions will be reduced or stopped to meet the limitations under Sections 401(a)(17), 402(g), and 415 of the Code.

5.                                      Section 4.1 (Establishment of Accounts) of the Plan is hereby amended by the addition of the following new sentence immediately following the second sentence:

The Committee also may establish such additional accounts and sub-accounts as are necessary or appropriate to reflect other amounts contributed to the Plan and/or transferred to the Plan from other plans.

6.                                      Section 5.2(c) (Withdrawals from the Plan — Hardship Distributions) of the Plan is hereby amended and restated in its entirety to read as follows:

(c)                                  Hardship Distributions.

(1)                                 General Rule.  Subject to guidelines promulgated by the Committee and the approval of the third-party administrator, a Participant may withdraw all or part of the Compensation Deferral Contributions (including earnings thereon), provided the distribution is made due to an immediate and heavy financial need and the distribution is necessary to satisfy the financial need.  The withdrawal may not be in excess of such immediate and heavy financial need (including amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution).  If the Participant has both a Before-Tax Compensation Deferral Contributions Account and a Roth Compensation Deferral Contributions Account, the withdrawal will be taken from the Before-Tax Compensation Deferral Contributions Account and related earnings first.  No more than one withdrawal may be made in any Plan Year.  For the avoidance of doubt, a Participant may not withdraw any qualified nonelective contributions or qualified matching contributions made to the Participant’s account pursuant to this Section 5.2(c).

(2)                                 Immediate and Heavy Financial Need.  A distribution is deemed to be due to an immediate and heavy financial need if the distribution is for:

(i)                                    expenses for (or necessary to obtain) medical care described in Section 213(d) of the Code (determined without regard to whether the expenses exceed 7.5% of adjusted gross income), provided that if the recipient of the medical care is not listed in Section 213(a), the recipient is the Participant’s primary Beneficiary under the Plan;

(ii)                                costs directly related to the purchase (excluding mortgage payments) of a principal residence of the Participant;

(iii)                            payment of tuition, related educational fees and room and board expenses for the next 12 months of post-secondary education for the Participant, or the Participant’s Spouse, child, the Participant’s primary Beneficiary, or the Participant’s other dependents (as defined in Section 152 of the Code without regard to Section 152(b)(1), (b)(2) and (d)(1)(B));

(iv)                             payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage of the Participant’s principal residence;

(v)                                 payments for burial or funeral expenses for the Participant’s deceased parent, Spouse, child, primary Beneficiary or dependent (as defined in Section 152 of the Code without regard to Section 152(d)(1)(B));

(vi)                             expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to Section 165(h) and whether the loss exceeds 10% of adjusted gross income); or

(vii)                         expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (“FEMA”) under the Robert T. Stafford Disaster Relief and Emergency Act, provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster; and

(viii)                     any other circumstance or expense designated by the Commissioner of the Internal Revenue Service as a deemed immediate and heavy financial need in any published revenue ruling, notice or other document of general applicability.

For this purpose, a “primary Beneficiary” is an individual who is a Beneficiary under Section 1.2(d) (Definitions — Beneficiary or Beneficiaries) or Section 2.6 (Designation of Beneficiary), and who has an unconditional right to all or a portion of the Participant’s Account under the Plan upon the death of the Participant.

(3)                                 Necessity.  A withdrawal will be necessary to satisfy an immediate and heavy financial need of a Participant only if each of the following requirements are met:

(i)                                    the distribution is not in excess of the amount of the immediate and heavy financial need of the Participant

(including any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the distribution);

(ii)                                to the extent required under applicable Treasury Regulations, the Participant has received all withdrawals (and prior to July 1, 2019, has taken all nontaxable loans) available to the Participant under the Plan and any other plans maintained by the Company or a Related Company; and

(iii)                            with respect to distributions made on or after January 1, 2020, the Participant has represented, to the extent required under applicable Treasury Regulations, that the Participant has insufficient cash or other liquid assets to satisfy the immediate and heavy financial need to which the hardship distribution relates.

7.                                      Section 5.3(d) (Distribution of Benefits — Form of Distribution) of the Plan is hereby amended and restated in its entirety to read as follows:

(d)                                 Form of Distribution.  Distribution of the Participant’s benefits will be made in-kind, subject to such limitations as may be prescribed by the Committee, or in cash.  Any distribution of Fortis Inc. Stock shall be subject to any procedures adopted by the Company, including any insider trading policy adopted by the Company.  A Participant who has had a Break in Employment or a Beneficiary or an alternate payee may elect to receive a distribution of benefits in one or more of the following methods:

(1)                                 Lump Sum Payment.  A single lump sum payment equal the balance in his or her Accounts.

(2)                                 Installment Payments.  Installment payments are available to a Beneficiary, alternate payee or Participant who either (1) incurs a severance from employment during the calendar year in which the Participant attains age 55 or later; or (2) incurs a severance from employment prior to age 55 and attains at least age 59½ by the date the Participant elects to receive installment payments.  Such installments shall be in the form of monthly, quarterly, semi-annual or annual installments over a fixed period selected by the Participant, Beneficiary or alternate payee.  The amount of the installments may be fixed at the time of the first distribution or amounts of the installments may be determined by dividing the value of the Accounts as of the Valuation Date preceding the scheduled date of the installment by the remaining number of payments to be made, and until the Accounts of the Participant, Beneficiary or alternate payee are exhausted by such installment payment.  Until the Accounts are exhausted by such installment payments, the Accounts shall participate in the earnings and losses of the Trust Fund.  At any time following the commencement of installment payments hereunder, a Participant, Beneficiary or alternate payee may elect to change the frequency of the installments and/or the fixed period of time over which the installment distributions are received.

8.                                      Section 5.3(e)(2)(iii) (Distribution of Benefits — Minimum Distribution Requirements — Time and Manner of Distribution — Forms of Distribution) of the Plan is hereby amended by the addition of the following new sentence to the end thereof to read as follows:

A distribution required under this Section 5.3(e) may be taken in addition to any installment payments that are being made pursuant to Section 5.3(d)(2) (Distribution of Benefits — Form of Distribution).

9.                                      Section 5.6(b)(2) (Loans to Participants — Approval — Number of Loans) of the Plan is hereby amended and restated in its entirety to read as follows:

(2)                                 Number of Loans.  No more than one loan may be outstanding to a Participant under the Plan at any time.  Effective July 1, 2019, a Participant must wait for fifteen (15) days after repaying a loan before applying for a new loan.

IN WITNESS WHEREOF, the Company has caused this Third Amendment to be executed by its duly authorized representative and the Union has caused this Third Amendment to be executed by the duly authorized representative of Local No. 1116, I.B.E.W. on this 20th day of June, 2019.

TUCSON ELECTRIC POWER COMPANY

By:	/s/ David G. Hutchens
	Its:	President and Chief Executive Officer

INTERNATIONAL BROTHERHOOD OF
ELECTRICAL WORKERS LOCAL NO. 1116

By:	/s/ Charles Scott Northrup
	Its:	Business Manager/Financial Secretary IBEW 1116